SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*

                             Carrizo Oil & Gas, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   144577 10 3
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                                 (CUSIP Number)

                               Veronica A. LaVoun
                            DAPHAM Partnership, L.P.
                     1114 Avenue of the Americas, 31st Floor
                            New York, New York 10036
                                 (212) 389-2711
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 21, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

Cusip No. 144577 10 3
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    DAPHAM Partnership, L.P.

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [ ]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

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                7   SOLE VOTING POWER

                    395,960 shares

                ----------------------------------------------------------------

                8   SHARED VOTING POWER
  NUMBER OF
   SHARES           0 shares
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSONS
   WITH             395,960 shares

                ----------------------------------------------------------------

                10  SHARED DISPOSITIVE POWER

                    0 Shares

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    395,960 shares

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    2.2%

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14  TYPE OF REPORTING PERSON*

    PN

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                                       2

INTRODUCTORY NOTE.

             This Amendment No. 4 to Schedule 13D is being filed on behalf DAPHAM Limited Partnership, L.P. ("DAPHAM") to supplement certain information set forth in the Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), originally filed by DAPHAM on January 20, 1998 and amended by Amendment No. 1 dated October 12, 1998, Amendment No. 2 dated December 15, 1999 and Amendment No. 3 dated February 20, 2002 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

Item 5.      Interest in Securities of the Issuer.

             DAPHAM beneficially owns an aggregate of 395,960 shares of Common Stock (approximately 2.2% of the 18,401,053 shares deemed to be outstanding as of March 31, 2004 (consisting of 18,401,053 shares of Common Stock currently outstanding). As described under Item 6, as a result of DAPHAM's removal from the shareholders agreements, beneficial ownership of Common Stock held by other shareholders who are party to the shareholders agreements may not be attributable to DAPHAM. As of April 21, 2004, DAPHAM may no longer be deemed to be the beneficial owner of more than five percent of the shares of Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             Effective April 21, 2004, the Shareholders Agreement dated December 15, 1999 by and among the Company, DAPHAM and certain other shareholders named therein, and the Shareholders Agreement dated February 20, 2002 by and among the Company, DAPHAM and certain other shareholders named therein, were each amended so that each of DAPHAM, Douglas A.P. Hamilton and Paul B. Loyd, Jr. ceased to be party to these shareholders agreements. The parties to the shareholders agreements could have been deemed to form a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of DAPHAM's removal from the shareholders agreements, beneficial ownership of Common Stock held by other shareholders who are party to the shareholders agreements may not be attributable to DAPHAM.

Item 7.      Material to be Filed as Exhibits.

         Exhibit 29 First Amendment to Shareholders Agreement dated as of December 15, 1999 by and among Carrizo Oil & Gas, Inc., J.P. Morgan Partners (23A SBIC), LLC, Mellon Ventures, L.P., S.P. Johnson IV, Frank A. Wojtek, Steven A. Webster, Douglas A.P. Hamilton, Paul B. Loyd, Jr., and DAPHAM Partnership, L.P. dated as of April 21, 2004 (incorporated herein by reference to Exhibit 32 to the Schedule 13D/A of Paul
                           B. Loyd, Jr. dated April 21, 2004).

         Exhibit 30 First Amendment to Shareholders Agreement dated as of February 20, 2002 by and among Carrizo Oil & Gas, Inc., Mellon Ventures, L.P., S.P. Johnson IV, Frank A. Wojtek, Steven A. Webster, Douglas A.P. Hamilton, Paul B. Loyd, Jr. and DAPHAM Partnership, L.P. dated as of April 21, 2004 (incorporated herein by reference to Exhibit 33 to the Schedule 13D/A of Paul B. Loyd, Jr. dated April 21, 2004).



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

             After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 10, 2004


                                               DAPHAM Partnership, L.P.



                                               /s/ Veronica A. LaVoun
                                               ----------------------
                                               By: Veronica A. LaVoun